ChromaDex Corporation
10900 Wilshire Blvd., Suite 650
Los Angeles, California 90024
(310) 388-6706

September 30, 2019

Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:   Irene Paik
           Mary Beth Breslin

Re:	ChromaDex Corporation Registration Statement on Form S-3 Filed: September 12, 2019 File No. 333-233729

Acceleration Request

Requested Date: October 2, 2019 Requested Time: 4:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ChromaDex Corporation hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3, as amended, to become effective at 4:00 p.m. Eastern Time on Wednesday, October 2, 2019, or as soon thereafter as is practicable.

If you have any questions regarding this request, please contact Matthew T. Browne of Cooley LLP at (858) 550-6045.

Sincerely,

ChromaDex Corporation

By: /s/ Kevin M. Farr
       Kevin M. Farr, Chief Financial Officer